Exhibit 99.1

Daqo New Energy Corp. to Hold Annual General Meeting on December 3, 2012

Chongqing, October 29, 2012 — Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”), a leading polysilicon manufacturer based in China, today announced that it will hold its annual general meeting of shareholders at Suite 1806, Kerry Parkside, 1155 Fangdian Road, Pudong, Shanghai, on December 3, 2012 at 3:00 PM (local time).

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss company affairs with management.

The Board of Directors of the Company has fixed the close of business on October 31, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, by emailing the Company’s Investor Relations Department at Kevin.he@daqo.com, or by writing to:

666 Longdu Avenue

Wanzhou, Chongqing 404000

People’s Republic of China

Attention: Investor Relations Department

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China that aims to become a vertically integrated photovoltaic product manufacturer. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com